Exhibit 99.8

NICE Named a Leader In 2024 IDC MarketScape for Contact Center as a Service
Report

NICE has combined CXone’s platform power with Enlighten’s AI intelligence, ushering in the future of CX AI

Hoboken, N.J., June 26, 2024 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in IDC MarketScape: Worldwide Contact Center as a Service Applications Software 2024 Vendor Assessment (doc #US52302923, June 2024) report.

Mary Wardley, IDC, said, “Consider NICE when you are looking for a complete platform offering inclusive of analytics, AI, and automation. NICE's global presence, partner ecosystem, and entry into vertical functionality, including certifications, offer a comprehensive next-generation foundation for large global organizations.”

NICE recently launched CXone Mpower, the world’s first and only CX-aware AI offering. With continuous Experience Memory based on historical experiences and derived customer preferences, Mpower injects contextual insights at precise moments and utilizes interconnected data and applications to inform optimal outcomes for unparalleled CX awareness.

Barry Cooper, President, CX Division, NICE, said, “We believe the IDC MarketScape’s recognition of NICE as a Leader is a true testament to our decades of innovation. We have harnessed AI’s transformative potential and have been leading the market as we used it to power our CX innovation. With our newly-announced CXone Mpower, the holy grail for CX, organizations have everything they need to deliver extraordinary experiences.”

About IDC MarketScape:
IDC MarketScape vendor assessment model is designed to provide an overview of the competitive fitness of ICT (information and communications technology) suppliers in a given market. The research methodology utilizes a rigorous scoring methodology based on both qualitative and quantitative criteria that results in a single graphical illustration of each vendor’s position within a given market. IDC MarketScape provides a clear framework in which the product and service offerings, capabilities and strategies, and current and future market success factors of IT and telecommunications vendors can be meaningfully compared. The framework also provides technology buyers with a 360-degree assessment of the strengths and weaknesses of current and prospective vendors.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.